AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

September 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 22, 2024
CIK No. 0002010959

Ladies and Gentlemen:

This letter is in response to the letter dated August 14, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

Dilution, page 31

1.	You disclose that your assumed initial public offering price is $5.00 per share and that the investors in this offering are expected to purchase 18,750,000 shares. Please update your disclosures throughout this filing consistent with these amounts or modify this disclosure accordingly.

Response: In response to the Staff’s comment, we revised our disclosure on page 32 of the Amended Draft Registration Statement No. 3 to remove the discussion about our offering size.

Cash Flows and Working Capital, page 43

2.	You state that as of December 31, 2023 and 2022, you had cash and cash equivalents of approximately $0.8 million and $1.0 million, respectively. Please separately disclose cash and cash equivalents and restricted cash, or remove the restricted cash from the subtotals.

Response: In response to the Staff’s comment, we revised our disclosure on pages 44, 45, and F-11 of the Amended Draft Registration Statement No. 3 to separately discuss our cash, cash equivalents, and restricted cash for the fiscal years ended December 31, 2023 and 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC